

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 28, 2017

Jonathan Gregory
Chief Executive Officer
Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, CA 92020

> **Re: Royale Energy Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 16, 2017**
> **File No. 333-216055**

Dear Mr. Gregory:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2017 letter.

General

1. We note your response to prior comment 1 and your statement that you intend to file amendments to your December 31, 2016 annual report and March 31, 2017 quarterly report to incorporate corresponding changes to the disclosures in those filings, as applicable, "within the next day or so". We do not see where the amended filings have been made. Please let us know the status of these filings in your next response.

Questions and Answers, page 1

What are the material differences between Delaware corporate law and California corporate law?, page 11

2. Please revise the introductory section of this question and answer to clarify that if shareholders approve the reorganization proposal, Royale shareholders will hold common stock in a Delaware company, and that there are material differences between Delaware and California corporate law.

Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 30

3. We note you present pro forma balance sheet information as of December 31, 2016. Please note your pro forma presentation should be based only on the latest balance sheet included in the filing, which is as of March 31, 2017.   Please remove the pro forma balance sheet information as of December 31, 2016.

4. We note you state, "The table sets forth information related to the merger as if it had become effective on December 31, 2016." Please revise this explanation of the pro forma presentation to comply with the guidance in Rule 11-02(b)(6) of Regulation S-X. That is, your pro forma balance sheet reflects the merger as if it had occurred on March 31, 2017, and your pro forma statements of operations information reflect the merger as if it had occurred on January 1, 2016.

Opinion of Northland Capital Markets to Royale Board of Directors, page 61

Net Asset Valuation Analysis, page 67

5. Please revise to describe the "risking factors based on reserve category and location" that were discussed with management of Royale and Matrix, and quantify the assumptions used in Northland's net asset valuation analysis of Matrix and Royale, respectively.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 92

6. We note in response to prior comment ten you now present pro forma per share information. Please disclose how you calculated the number of shares of common stock outstanding on a basic and diluted basis to compute pro forma earnings per share amounts.

7. Refer to pro forma adjustment Note (a). We note your revised purchase price allocation includes goodwill in the amount of $517,104. Please indicate where goodwill is reflected on your pro forma balance sheet.

8.   We note in response to prior comment nine you have updated the stock price used to compute the purchase price and have included a sensitivity analysis. Please correct the "25% Stock Price" column headings as they appear to be reversed. That is, in the second column you are presenting how the purchase price would change had there been 25% stock price decrease and in the third column you are presenting how the purchase price would change had there been a 25% stock price increase.

9.   We note in response to prior comment 12 you now include disclosure stating there are no pro forma adjustments included regarding the tax effects of the merger as it is "expected to be treated as a tax free exchange by the merger constituents." Please clarify who you are referring to when using the term, "merger constituents."

10.   We reissue our prior comment 14 as it appears the 53,086,979 adjustment amount to Additional Paid in Capital includes additional adjustments not listed in Note (g).

11.   In response to prior comment 22 in our letter dated March 14, 2017 you stated that you intended to file pre-acquisition "Sansinena Acquisition" financial statements. Please describe any efforts you have undertaken to prepare and file these financial statements or explain any change in your position on their utility and intention to include them in your registration statement.

Unaudited Pro Forma Combined Oil and Natural Gas Reserves, Standardized Measure of Discounted Future Cash Flows and Production Data, page 102

12.   We note that an arithmetic summation of the individual figures for proved developed and proved undeveloped reserves, by product type of oil, natural gas and equivalent barrels of oil equivalent, presented for Matrix appears to be inconsistent with the grand total of such figures shown as "Estimated Proved Reserves." Please resolve these inconsistencies or tell us why a revision is not needed. This comment also applies to the corresponding figures representing the Merger Pro Forma Combined reserves presented here and on page 31 and the figures presented on page F-64 at the beginning and end of period for the fiscal years ended December 31, 2016, 2015 and 2014.

Royale's Properties, page 116

Net Proved Oil and Natural Gas Reserves, page 117

13.   Please revise the disclosure relating to the changes in Royale's proved undeveloped reserves to reconcile the difference in the net quantities at the beginning of the period, e.g. 3,600 barrels of oil and 336,600 Mcf or approximately 59.7 MBoe, to the net quantities at the end of the period, e.g. zero barrels of oil and 314,925 Mcf or approximately 52.5 MBoe. Your disclosure should reconcile the overall change by separately identifying and quantifying the individual changes, including offsetting changes, resulting from the conversion of proved undeveloped reserves to proved

developed reserves, additions due to extensions and discoveries, and additions or reductions due to acquisitions, divestitures and revisions in the previous estimates of reserves. As for revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the comparable disclosure and tabular presentation of the changes in Matrix's proved undeveloped reserves provided on page 139.

Please note that Item 1203(b) of Regulation S-K specifically requires the disclosure of material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to proved developed reserves.

14.   Please expand the disclosure relating to Royale's proved undeveloped reserves to discuss the investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves. As part of your expanded disclosure quantify the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

Matrix's Oil & Gas Properties, page 137

Proved Undeveloped Reserves, page 139

15.   Please revise the figure representing the total net quantities of Matrix's proved undeveloped reserves as of December 31, 2016 and the related changes that occurred during 2016 to resolve the inconsistency with the corresponding figure for total proved undeveloped reserves provided on page 138.

Production, Average Price and Average Production Cost, page 140

16.   We note your disclosure revisions and written response to our prior comment 22. Please note that Item 1204(a) of Regulation S-K requires the separate disclosure of production that occurred during the year, by final product sold, relating to individual fields that represent 15% or more of total proved reserves at fiscal yearend. To comply with the disclosure requirement under Item 1204(a) of Regulation S-K, you should modify the disclosure relating to the Sansinena and East LA Fields provided on page 141 to exclude production that predates the date that Matrix acquired an ownership interest.

Matrix Management's Discussion and Analysis of Financial Condition and Results of Operations, page 144

Results of Operations for the Twelve Months Ended December 31, 2016, as Compared to the Twelve Months Ended December 31, 2015, page 151

Changes in Reserve Estimates, page 152

17.   We note the revised discussion of the changes in reserves that occurred in 2016 is focused on the changes in proved undeveloped reserves; whereas, the discussion of changes here and elsewhere on page 154 for 2015 and 2014 is focused on the changes in total proved reserves. Furthermore, the figures for the undeveloped reserves as of December 31, 2016 provided in the new disclosure appear to be inconsistent with the estimates of proved undeveloped reserves presented on pages 102 and 138. Please revise the disclosure relating to the 2016 reserves to additionally discuss the changes in total proved reserves. If you elect to discuss the changes in 2016 total proved reserves as well as the changes in 2016 proved undeveloped reserves, please expand the discussion here and on page 154 relating to the 2015 and 2014 reserves to additionally discuss the changes in proved undeveloped reserves.

Consolidated Financial Statements of Matrix Oil Management Corporation

Note 3- Acquisition of Certain Oil and Gas Properties, page F-56

18.   We have read your response to prior comment 26 and we re-issue our previous comment in part. We do not see where you have fully complied with the applicable disclosure requirements outlined in FASB ASC 805-10-50-1 and 50-2, 805-20-50-1 and 805-30-50-1 as your current disclosures relating to this business combination are incomplete.

Matrix Oil Management Corporation and Affiliates

Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-63

Changes in Estimated Reserve Quantities, page F-64

19.   We note the figures representing the proved developed oil and gas reserves for the period ending December 31, 2016 appear to be inconsistent with the corresponding figures provided on page 102 and page 138 including proved developed non-producing reserves. Please note that proved developed non-producing reserves should be included in the figure representing total proved developed reserves. Resolve the inconsistencies in your disclosure or tell us why a revision is not needed.

Exhibits

20.   It appears that you will assume the obligations under the Term Loan Agreement. Please file a copy of the Term Loan Agreement effective June 15, 2016 among Matrix, Matrix Operator and the Matrix LPs, as borrowers party thereto, Arena Limited SPV, LLC, as administrative agent thereto, and the lenders party thereto.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources

cc: Lee Polson, Esq.
        Strasburger &Price, LLP